Exhibit 1

British American Tobacco p.l.c.

19 January 2021

BAT announces succession for Director, Operations

Alan Davy, Director, Operations will step down from the Management Board on 31st January 2021 and will leave the BAT Group on 31st May 2021 to pursue new challenges and spend more time with his family. Alan joined BAT in 1988 and has been with the Group for 32 years, 8 years of which as a member of the Management Board.

Zafar Khan, currently Group Head of New Categories Operations, will succeed Alan as Director, Operations and will be appointed to the Management Board effective 1st February 2021. Zafar started with BAT in his home country of Pakistan 24 years ago. Through his career he has acquired extensive global operations and supply chain experience, including Regional Operations Director, Asia Pacific and Middle East and Group Head of Plan, Service & Logistics.

Commenting on the changes, Chief Executive, Jack Bowles, said:

“I would like to thank Alan for the enormous contribution he has made to the Group throughout his 32-year career at BAT. Alan’s transformation of Operations into a dynamic, multi-category function has been a key component of our A Better Tomorrow strategy. Most recently, the Group’s ability to navigate the challenges presented by COVID-19 is testament to the efficient, agile and globally integrated supply chain he has created. We wish him and his family all the very best for the future.

BAT has around 13 million consumers of our non-combustible products and Zafar’s experience of expanding our capabilities and embedding an end-to-end supply chain for our New Category products makes him the natural choice as Director, Operations to accelerate the delivery of our A Better Tomorrow strategy.

We are very proud of the depth and breadth of our management talent at BAT. By carefully developing careers on a global stage, we are, once again, able to ensure a well thought through and orderly internal succession to a key leadership role. Alan and I are confident that Zafar is the right leader, at the right time for the opportunities ahead. I wish Zafar the very best in his new role.”

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